                                                               UNITED STATES

                                    SECURITIES AND EXCHANGE COMMISSION

                                                          Washington, D.C. 20549

___________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No. 5)*

\NEAH POWER SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

63948P 10 7

(CUSIP Number)

December 31, 2006

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                ☐    Rule 13d-1(b)

                ☐    Rule 13d-1(c)

                ☒    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 337756 20 9
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER TECHNOLOGY MANAGEMENT LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power 0
	6	Shared Voting Power 7,491,025
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,491,025
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,491,025[1]
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 7.3%[2]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 337756 20 9
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER TECHNOLOGY VENTURES MANAGEMENT I, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power 0
	6	Shared Voting Power 7,491,025
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,491,025
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,491,025[1]
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 7.3%[2]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 337756 20 9
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRAZIER TECHNOLOGY VENTURES I, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power 0
	6	Shared Voting Power 7,334,262
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 7,334,262
9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,334,262[3]
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 7.1%[2]
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 337756 20 9
1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). FRIENDS OF FRAZIER TECHNOLOGY VENTURES I, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power 0
	6	Shared Voting Power 156,763
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 156,763
9	Aggregate Amount Beneficially Owned by Each Reporting Person 156,763[4]
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) Approximately 1.5%[2]
12	Type of Reporting Person (See Instructions) OO

Item  1

          (a)                 Name of Issuer:

                                Neah Power Systems, Inc.

          (b)                 Address of Issuer’s Principal Executive Offices:

                                22122 20th Avenue SE, Suite 161, Bothell, WA  98021.

Item  2

          (a)                 Name of Person Filing:

                                Frazier Technology Management LLC, a Delaware limited liability company (“FTM”), Frazier Technology Ventures Management I, L.P., a Delaware limited partnership (“FTVM”), Frazier Technology Ventures I, L.P., a Delaware limited partnership (“FTV”) and Friends of Frazier Technology Ventures I, L.P., a Delaware limited partnership (“FFTV”).

          (b)                 Address of Principal Business Office or, if none, Residence:

                                601 Union Street, Suite 3200, Seattle, WA  98101.

          (c)                 Citizenship:

                                Delaware.

          (d)                 Title of Class of Securities:

                                Common Stock, $0.001 par value

          (e)                 CUSIP Number:

                                63948P 10 7

Item 3.  If this statement is filed pursuant to Rule 13d‑1(b), 13d‑2(b) or 13d‑2(c), check whether the person filing is a:

                Not applicable.

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned:

                    As of December 31, 2006, FTV was the record owner of 6,845,486 shares of common stock and 488,776 warrants to purchase common stock and FFTV was the record owner of 146,039 shares of common stock and 10,724 warrants to purchase common stock.  The general partner of FTV and FFTV is FTVM and the general partner of FTVM is FTM.  FTM and FTVM disclaim beneficial ownership of the shares held by FTV and FFTV except to the extent of their pecuniary interest therein and this report shall not be deemed an admission for purposes of Section 16 or for any other purpose.

(b)   Percent of class:  FTV and FFTV hold, in the aggregate, approximately 7.3%.

(c)   Number of shares as to which such person has:

FTV

(i)            Sole power to vote or to direct the vote                                           0

(ii)           Shared power to vote or to direct the vote                                      7,334,262

(iii)          Sole power to dispose or to direct the disposition of                    0

(iv)          Shared power to dispose or to direct the disposition of               7,334,262

FFTV

(i)            Sole power to vote or to direct the vote                                           0

(ii)           Shared power to vote or to direct the vote                                      156,763

(iii)          Sole power to dispose or to direct the disposition of                    0

(iv)          Shared power to dispose or to direct the disposition of               156,763

Item 5.  Ownership of Five Percent or Less of a Class.

                Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                Not applicable.  The reporting persons expressly disclaim membership in a “group” as defined in Rule 13d-1(b)(1)(ii)(J).

Item 9.  Notice of Dissolution of Group.

                Not applicable.

Item 10.  Certification.

                Not applicable.

SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2006.                                                    FRAZIER TECHNOLOGY MANAGEMENT LLC

By:

                Thomas S. Hodge, Chief Operating Officer

Dated February 14, 2006.                                                    FRAZIER TECHNOLOGY VENTURES

                                                                                                MANAGEMENT I, LP

                                                                                                By Frazier Technology Management LLC, its

                                                                                                  general partner

By:

                Thomas S. Hodge, Chief Operating Officer

Dated February 14, 2006.                                                    FRAZIER TECHNOLOGY VENTURES I, LP

                                                                                                By Frazier Technology Ventures Management I, LP,

                                                                                                   its general partner

                                                                                                By Frazier Technology Management LLC, its

                                                                                                  general partner

By:

                Thomas S. Hodge, Chief Operating Officer

Dated February 14, 2006.                                                    FRIENDS OF FRAZIER TECHNOLOGY

                                                                                                VENTURES I, LP

                                                                                                By Frazier Technology Ventures Management I, LP,

                                                                                                   its general partner

                                                                                                By Frazier Technology Management LLC, its

                                                                                                  general partner

By:

                Thomas S. Hodge, Chief Operating Officer

[1] Includes 499,500 warrants to purchase common stock of Issuer which are exercisable within 60 days of December 31, 2006.

[2] Based on 102,662,431 shares of common stock outstanding as of November 10, 2006 according to the Issuer’s Form 10-QSB for the period ended September 30, 2006.

[3] Includes 488,776 warrants to purchase common stock of Issuer which are exercisable within 60 days of December 31, 2006.

[4] Includes 10,724 warrants to purchase common stock of Issuer which are exercisable within 60 days of December 31, 2006.